October 19, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Pamela A. Long
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

RE:	Iowa Renewable Energy, LLC
Amendment No. 2 to Form 10-SB
Filed July 20, 2007
File No. 000-52428
Dear Ms. Long:
In response to an oral comment we received from Matt Franker, our reviewer, regarding identification of compensation paid to our directors since the date of filing of Iowa Renewable Energy, LLC’s (the “Company”) Form 10-SB, we have prepared Amendment No. 3 to the Company’s Form 10-SB to update the information provided in Part I, Item 7, Certain Relationships and Related Party Transactions. In addition, the purpose of this letter is to summarize updates that have been made to the Company’s Form 10-SB.
Mr. Franker requested that the Company revise its Form 10-SB to include a description of all fees paid to the Company’s directors to the date of filing of this amendment to the Form 10-SB, including pursuant to a director compensation plan that took effect in July 2007. Mr. Franker indicated that the disclosure in Part I, Item 7 should not simply include compensation paid to the end of the Company’s previous fiscal year, but instead to the date of filing of this amendment. We have revised the Company’s Form 10-SB to include all payments made to the Company’s directors to the date of filing of this amendment to the Company’s Form 10-SB, including payments made to the directors pursuant to the director compensation plan. We included a description of all such payments in both Part I, Item 6 Executive Compensation, and Part I, Item 7 Certain Relationships and Related Party Transactions.
Additional Updates and Changes by the Registrant
In addition to the revisions described above, the amendment provides updated information concerning the Company’s business, including the Company’s current operations, the current market conditions that exist in the biodiesel industry, completion of the Company’s biodiesel facility, new and revised risks that have been identified by the Company, the current number of full-time employees the Company has, amongst other minor updates and revisions. The previous amendment to the Company’s Form 10-SB was filed prior to the commencement of operations at the biodiesel plant. Therefore, this amendment to the Form 10-SB describes the start-up and operation of the Company’s biodiesel plant.
Financial Statements
This amendment includes updated unaudited financial statements and notes as of June 30, 2007, the end of the Company’s third fiscal quarter.
Other Non-Substantive Revisions
In addition to the above-described changes and updates, we have made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of our registration statement on Form 10-SB.
Statement of Iowa Renewable Energy
Iowa Renewable Energy, LLC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-SB. Further, the company acknowledges that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Michael Bohannan
Michael Bohannan
Chairman